FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 19, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Fourth Quarter and Full Year Ended December 31, 2012

March 19, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months and full year ended December 31, 2012.

Key Financial Highlights of Q4 2012 and FY 2012

•                  Consolidated revenues up 1.1% q-o-q to $3,168 million and up 1.0% y-o-y to $12,436 million

•                  Consolidated adjusted OIBDA(1) of $1,288 million down 6.6% q-o-q with 40.7% adjusted OIBDA margin and up 3.0% y-o-y to $5,300 million with 42.6% adjusted OIBDA margin

•                  Consolidated net income(2) of $547 million in Q4 2012 and a net income of $1,007 million in FY 2012

•                  Free cash-flow(3) growth of 25% to $1.3 billion for FY 2012

Key Corporate and Industry Highlights

•                  Acquired Pilot LLC and TVKiK LLC, providing fixed broadband and pay-TV services in the Kursk Oblast, from private investors. The purchase price, including the net debt of both companies, amounts to RUB 90.7 million

•                  Acquired ZhelGorTeleCom CJSC, the leading fixed broadband provided in Zheleznogorsk in the Kursk Oblast, from private investors. The purchase price, including net debt, amounts to RUB 152 million

•                  Signed a non-binding indicative offer between MTS, MTS Bank and Sistema JSFC to purchase up to 25.095% stake in MTS Bank through a share issuance for up to RUB 5.09 billion

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “For the year 2012, Group revenues increased by 1% to $12.4 billion. Overall, we saw strong operating dynamics in our core Russian and Ukrainian markets, yet our Group top line performance was limited by a significant weakening of the Russian ruble versus the US dollar and the mid-year suspension of our operations in Uzbekistan. We continue to see growth in our markets driven by sustained voice usage and greater adoption of data products and services. We delivered both ARPU and usage growth in each of our core markets, a sign of Group’s excellence throughout the organization. In 2012, total revenues in Russia increased in ruble terms by 8% to RUB 338 billion driven by increased usage of data products; an increase in handset sales, including sales of higher-value smartphones through our expanding proprietary retail chain; and our ability to attract and retain higher-value subscribers.”

(1)	See Attachment A for definitions and reconciliation of adjusted OIBDA and adjusted OIBDA margin to their most directly comparable US GAAP financial measures.
(2)	Here and below in the release, net income stands for net income attributable to the Group.
(3)	See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

Mr. Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “In 2012, Group adjusted OIBDA increased by 3% to $5.3 billion. Throughout the year we showed faster adjusted OIBDA growth relative to revenues due to rising contribution from data services and sustained focus on reducing costs. Group adjusted OIBDA margin came in above our guidance for 2012 at 42.6%, despite the suspension of our business in Uzbekistan, which had historically demonstrated a higher adjusted OIBDA margin than elsewhere. For the quarter, Group adjusted OIBDA increased by 1% year-over-year despite on-going costs in Uzbekistan and strategic decisions made by the company to increase our retail network. In Russia, OIBDA rose by 11% to RUB 148 billion. Sustained improvements in OIBDA throughout the year reflected on-going efforts by the Company to manage costs, while we realized benefits from decreased competitive activity.”

He continued, “CAPEX for the year came in line with our guidance at $2.9 billion or roughly 23% of sales. In 2012, we continued build-out of our 3G networks, which has reached 28,000 base stations with over 90% sites connected via IP-channels. We invested in backbone and backhaul roll-out in the regions as well as in our GPON project in Moscow, bringing the total length of our fiber-optic networks up to over 140,000 km.”

Mr. Dubovskov added, “With the near completion of our aggressive roll-out of 3G in 2012, we foresee a decrease in 3G-related CAPEX in 2013. However, we need to direct sufficient funds towards LTE network build-out to ensure we are able to offer our customers cutting edge solutions and seize commercial opportunities, which LTE provides. Overall, we expect to spend 20% of sales on capital investments.  For the period 2013 to 2015, we expect cumulative CAPEX/sales ratio in the range of 18-19%. We are confident that in 2013 we will be able to realize our goal of 5 to 7% revenue growth in local currencies. We believe that macroeconomic factors, the changing revenue mix within the Group and improvement in the competitive environment will allow us to sustain our OIBDA margin in the range of 41 to 42% for 2013.”

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2012. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

USD million	Q4 2012	Q4 2011	y-o-y	Q3 2012	q-o-q	2012	2011	y-o-y
Revenues	3,167.6	2,981.7	6.2%	3,132.1	1.1%	12,435.7	12,318.7	0.9%
Adjusted OIBDA	1 288.0	1,275.6	1.0%	1,379.4	-6.6%	5,300.1	5,144.1	3.0%
- margin	40.7%	42.8%	-2.1pp	44.0%	-3.3pp	42.6%	41.8%	+0.8pp
Net operating income	806.0	720.0	11.9%	824.8	-2.3%	1,996.1	2,808.9	-28.9%
- margin	25.4%	24.1%	+1.3pp	26.3%	-0.9pp	16.1%	22.8%	-6.7pp
Net income	547.3	393.5	39.1%	630.0	-13.1%	1,007.3	1,443.9	-30.2%
- margin	17.3%	13.2%	+4.1pp	20.1%	-2.8pp	8.1%	11.7%	-3.6pp

Russia Highlights

RUB million	Q4 2012	Q4 2011	y-o-y	Q3 2012	q-o-q	2012	2011	y-o-y
Revenues(4)	88,186.6	79,804.0	10.5%	88,255.1	-0.1%	337,948.7	311,921.1	8.3%
- mobile	74,217.5	66,303.5	11.9%	74,654.6	-0.6%	283,564.6	259,759.0	9.2%
- fixed	15,925.6	13,889.6	14.7%	15,410.0	3.3%	61,778.8	58,201.4	6.1%
OIBDA	37,075.9	34,446.7	7.6%	40,085.0	-7.5%	148,008.0	132,851.2	11.4%
- margin	42.0%	43.2%	-1.2pp	45.4%	-3.4pp	43.8%	42.6%	+1.2pp
Net income	14,710.7	11,786.1	24.8%	19,830.9	-25.8%	60,796.3	41,026.5	48.2%
- margin	16.7%	14.8%	+1.9pp	22.5%	-5.8pp	18.0%	13.2%	+4.8pp

	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
ARPU (RUB)	284.0	280.6	297.1	313.2	306.1	272.7	297.1
MOU (min)	283	282	309	311	323	269	304
Churn rate (%)	12.3%	11.3%	10.5%	10.3%	11.0%	47.6%	42.4%

Ukraine Highlights

UAH million	Q4 2012	Q4 2011	y-o-y	Q3 2012	q-o-q	2012	2011	y-o-y
Revenues	2,396.9	2,312.3	3.7%	2,664.2	-10.0%	9,676.8	9,104.2	6.3%
OIBDA	1,200.3	1,146.7	4.7%	1,415.7	-15.2%	4,919.1	4,369.4	12.6%
- margin	50.1%	49.6%	+0.5pp	53.1%	-3pp	50.8%	48.0%	+2.8pp
Net income	496.4	337.3	47.2%	664.6	-25.3%	1,983.3	1,150.9	72.3%
- margin	20.7%	14.6%	+6.1pp	24.9%	-4.2pp	20.5%	12.6%	+7.9pp

	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
ARPU (UAH)	38.73	37.16	40.06	43.77	38.17	38.79	39.19
MOU (min)	592	601	611	610	602	580	597
Churn rate (%)	8.1%	8.5%	7.7%	9.0%	5.8%	30.7%	30.5%
SAC (UAH)	60.4	64.7	61.7	56.7	60.4	65.3	60.5
- dealer commission	30.6	35.9	33.7	33.8	35.8	33.7	34.7
- adv&mktg	17.8	17.5	16.5	13.0	14.3	17.1	15.1
- handset subsidy	3.5	3.2	2.6	2.3	2.7	5.8	2.6
- SIM card & voucher	8.5	8.1	8.9	7.6	7.6	8.7	8.0

(4) Revenue, net of intercompany between mobile and fixed.

Armenia Highlights

AMD million	Q4 2012	Q4 2011	y-o-y	Q3 2012	q-o-q	2012	2011	y-o-y
Revenues	20,053.1	18,926.7	6.0%	21,774.4	-7.9%	77,586.2	74,656.2	3.9%
OIBDA	10,702.5	9,561.7	11.9%	12,463.8	-14.1%	44,446.0	39,885.7	11.4%
- margin	53.4%	50.5%	+2.9pp	57.2%	-3.8pp	57.3%	53.4%	+3.9pp
Net income	2,329.7	2,633.1	-11.5%	2,531.6	-8.0%	8,944.5	2,831.0	215.9%
- margin	11.6%	13.9%	-2.3pp	11.6%	stable	11.5%	3.8%	+7.7pp

	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
ARPU (AMD)	2,577.1	2,380.3	2,739.2	3,054.6	2,761.8	2,541.3	2,656.4
MOU (min)	300	315	342	346	347	297	328
Churn rate (%)	13.0%	13.2%	8.7%	7.2%	6.7%	39.1%	34.7%
SAC (AMD)	6,595.9	7,248.3	4,572.7	6,294.7	6,332.7	6,995.3	5,909.9

Turkmenistan Highlights

TMT million	Q4 2012	Q3 2012	2012
Revenues	27.0	3.3	30.2
OIBDA	8.5	(9.5)	(10.2)
- margin	31.5%	n/a	n/a
Net income	8.5	(9.5)	(10.3)
- margin	31.6%	n/a	n/a

CAPEX Highlights

USD mln	FY2008	FY 2009	FY2010	FY2011	FY2012
Russia	1,784.7	1,389.7	2,260.0	2,245.7	2,664.6
- as % of rev	18.8%	17.2%	24.0%	21.1%	24.5%
Ukraine	595.6	377.4	154.9	148.0	132.9
- as % of rev	35.8%	36.0%	14.4%	13.0%	11.0%
Uzbekistan	139.7	460.3	157.9	145.7	81.0
- as % of rev	35.7%	113.7%	35.3%	33.0%	29.5%
Turkmenistan	58.2	52.4	44.4	n/a	0.4
- as % of rev	44.3%	32.6%	21.4%	n/a	3.4%
Armenia	34.6	48.5	29.9	45.0	23.9
- as % of rev	13.5%	21.9%	14.4%	22.5%	12.4%
Group	2,612.8	2,328.3	2,647.1	2,584.5	2,902.8
- as % of rev	22.0%	23.7%	23.4%	21.0%	23.3%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services nearly 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Fourth Quarter and Full Year 2012
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA), OIBDA margin, adjusted OIBDA and adjusted OIBDA margin. OIBDA represents operating income before depreciation and amortization. Adjusted OIBDA represents OIBDA adjusted for the impairment and provision for claims in Uzbekistan. OIBDA margin and adjusted OIBDA margin are defined as OIBDA and adjusted OIBDA as a percentage of our net revenues. OIBDA and adjusted OIBDA may not be similar to OIBDA measures of other companies, are not measurements under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA and adjusted OIBDA provide useful information to investors because they are indicators of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. The impairment and provision for claims in Uzbekistan are also operating costs under generally accepted accounting principles and represent material and unusual changes occurred in Uzbekistan in the current year. Our OIBDA and adjusted OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA and adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating income	720.0	649.7	(284.4)	824.8	806.0	2,808.9	1,996.1
Add: D&A	555.6	609.5	579.0	554.6	531.7	2,335.2	2,274.9
OIBDA	1,275.6	1,259.1	294.6	1,379.4	1,337.7	5,144.1	4,271.0
Add: Uzbekistan Impairment	—	—	579.0	—	31.9	—	610.8
Add: Provision for claims in Uzbekistan	—	—	500.0	—	(81.7)	—	418.3
Adjusted OIBDA	1,275.6	1,259.1	1,373.6	1,379.4	1,288.0	5,144.1	5,300.1

Russia (USD mln)	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating income	691.3	660.2	745.3	806.0	734.1	2,774.4	2,945.6
Add: D&A	411.5	463.7	442.8	445.4	458.6	1,752.0	1,810.5
OIBDA	1,102.8	1,123.9	1,188.1	1,251.4	1,192.7	4,526.4	4,756.1

Ukraine (USD mln)	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating income	60.1	49.3	79.8	101.7	76.7	203.6	307.6
Add: D&A	83.5	83.3	75.8	75.4	73.4	344.7	307.9
OIBDA	143.7	132.6	155.6	177.1	150.2	548.3	615.6

Uzbekistan (USD mln)	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating income	18.2	6.6	(1,050.7)	(18.9)	53.0	76.3	(1,009.9)
Add: D&A	42.5	44.7	44.0	16.7	(16.6)	155.1	88.7
OIBDA	60.7	51.3	(1,006.7)	(2.2)	36.4	231.4	(921.2)
Add: Uzbekistan Impairment	—	—	579.0	—	31.9	—	610.8
Add: Provision for claims in Uzbekistan	—	—	500.0	—	(81.7)	—	418.3
Adjusted OIBDA	60.7	51.3	72.3	(2.2)	(13.4)	231.4	107.9

Armenia (USDmln)	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating income	7.1	11.6	8.3	13.3	10.0	24.0	43.2
Add: D&A	18.0	17.7	16.4	17.0	16.3	83.1	67.4
OIBDA	25.1	29.2	24.7	30.3	26.3	107.1	110.6

Turkmenistan (USDmln)	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating income	—	—	—	(3.3)	3.0	—	(3.6)
Add: D&A	—	—	—	0.0	0.0	—	0.0
OIBDA	—	—	—	(3.3)	3.0	—	(3.6)

OIBDA margin and adjusted OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating margin	24.1%	21.6%	(9.1)%	26.3%	25.4%	22.8%	16.1%
Add: D&A	18.6%	20.2%	18.6%	17.7%	16.8%	19.0%	18.3%
OIBDA margin	42.8%	41.8%	9.5%	44.0%	42.2%	41.8%	34.4%
Add: Uzbekistan Impairment	—	—	18.5%	—	1.0%	—	4.9%
Add: Provision for claims in Uzbekistan	—	—	16.0%	—	(2.5)%	—	3.3%
Adjusted OIBDA margin	42.8%	41.8%	44.0%	44.0%	40.7%	41.8%	42.6%

Russia	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating margin	27.1%	25.3%	27.9%	29.2%	25.9%	26.1%	27.1%
Add: D&A	16.1%	17.8%	16.6%	16.2%	16.2%	16.5%	16.7%
OIBDA margin	43.2%	43.2%	44.5%	45.4%	42.0%	42.6%	43.8%

Ukraine	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating margin	20.8%	17.8%	26.6%	30.5%	25.6%	17.8%	25.4%
Add: D&A	28.8%	30.0%	25.3%	22.6%	24.5%	30.2%	25.4%
OIBDA margin	49.6%	47.8%	51.9%	53.1%	50.1%	48.0%	50.8%

Uzbekistan	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating margin	15.8%	5.7%	(790.9)%	(72.6)%	n/a	17.3%	(367.9)%
Add: D&A	37.0%	38.6%	33.1%	64.0%	n/a	35.2%	32.3%
OIBDA margin	52.8%	44.3%	(757.8)%	(8.6)%	n/a	52.5%	(335.6)%
Add: Uzbekistan Impairment	—	—	435.8%	—	n/a	—	222.5%
Add: Provision for claims in Uzbekistan	—	—	376.4%	—	n/a	—	152.4%
Adjusted OIBDA margin	52.8%	44.3%	54.4%	(8.6)%	n/a	52.5%	39.3%

Armenia	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating margin	14.3%	26.9%	17.6%	25.0%	20.3%	12.0%	22.4%
Add: D&A	36.2%	41.1%	34.4%	32.2%	33.1%	41.4%	35.0%
OIBDA margin	50.5%	68.0%	52.0%	57.2%	53.4%	53.4%	57.4%

Turkmenistan	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Operating margin	—	—	—	n/a	31.5%	—	(33.9)%
Add: D&A	—	—	—	1.5%	0.1%	—	0.0%
OIBDA margin	—	—	—	n/a	31.5%	—	(33.9)%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2011	As of Dec 31, 2012
Current portion of debt and of capital lease obligations	1,155.7	909.5
Long-term debt	7,554.0	6,730.8
Capital lease obligations, non-current portion	5.5	1.6
Total debt	8,715.2	7,641.9
Less:
Cash and cash equivalents	1,850.8	724.8
Short-term investments	86.2	132.8
Net debt	6,778.2	6,784.3

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the year ended Dec 31, 2011	For the year ended Dec 31, 2012
Net cash provided by operating activities	3,849.0	4,236.6
Less:
Purchases of property, plant and equipment	(2,239.8)	(2,642.8)
Purchases of intangible assets	(344.7)	(260.0)
Proceeds from sale of property, plant and equipment	22.6	12.7
Purchases of other investments	(51.7)	(66.1)
Proceeds from sale of other investments	7.5	64.4
Investments in and advances to associates	3.0	—
Acquisition of subsidiaries, net of cash acquired	(219.5)	(60.9)
Free cash-flow	1,026.4	1,283.9

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS (UNAUDITED) AND TWELVE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in thousands of US Dollars except per share amount)

	Three months ended December 31, 2012	Three months ended December 31, 2011	Twelve months ended December 31, 2012	Twelve months ended December 31, 2011
Net operating revenue
Service revenue and connection fees	$2 904 284	$2 785 599	$11 507 150	$11 430 377
Sales of handsets and accessories	263 304	196 136	928 505	888 311
	3 167 588	2 981 735	12 435 655	12 318 688
Operating expenses
Cost of services	(692 371)	(651 167)	(2 722 111)	(2 633 434)
Cost of handsets and accessories	(222 922)	(206 041)	(807 793)	(902 692)
Sales and marketing expenses	(206 605)	(198 292)	(711 703)	(878 222)
General and administrative expenses	(668 292)	(554 075)	(2 580 070)	(2 436 252)
Depreciation and amortization expense	(531 748)	(555 642)	(2 274 870)	(2 335 204)
Provision for doubtful accounts	(18 320)	(25 587)	(88 325)	(111 307)
Impairment of long-lived assets	(35 908)	(5 686)	(627 416)	(19 015)
Provision for claims in Uzbekistan	81 650		(418 350)
Other operating expenses	(67 073)	(65 246)	(208 956)	(193 677)

Net operating income	805 999	719 999	1 996 061	2 808 885

Currency exchange and transaction (loss)/gain	27 607	(45 884)	102 786	(158 066)

Other (expenses)/income:
Interest income	13 142	22 311	84 359	62 559
Interest expense, net of capitalized interest	(143 358)	(167 333)	(568 184)	(656 898)
Other income	7 117	11 693	4 765	42 872
Total other expenses, net	(123 099)	(133 329)	(479 060)	(551 467)

Income before provision for income taxes	710 507	540 786	1 619 787	2 099 352

Provision for income taxes	(155 836)	(124 513)	(581 327)	(531 620)

Net income	554 671	416 273	1 038 460	1 567 732
Net income attributable to the noncontrolling interest	(7 371)	(22 822)	(31 176)	(123 788)
Net income attributable to the Group	547 300	393 451	1 007 284	1 443 944
Other comprehensive income/(loss), net of taxes
Currency translation adjustment	57 802	57 088	33 929	(108 292)
Unrealized (losses)/gains on derivatives	(6 738)	2 849	8 212	7 364
Unrecognized actuarial (losses)/gains	(5 467)	6 190	(4 891)	6 404
Total other comprehensive income/(loss), net of taxes	45 597	66 127	37 250	(94 524)
Total comprehensive income	600 268	482 400	1 075 710	1 473 208
Comprehensive (income)/loss attributable to the noncontrolling interest	(9 853)	(23 743)	(34 794)	(153 250)
Comprehensive income attributable to the Group	$590 415	$458 657	$1 040 916	$1 319 958

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 988 919	1 988 917	1 988 919	1 970 953
Earnings/(loss) per share - basic and diluted	0.28	0.20	0.51	0.73

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

(Amounts in thousands of US dollars)

	As of December 31, 2012	As of December 31, 2011
CURRENT ASSETS:
Cash and cash equivalents	$724 803	$1 850 826
Short-term investments	132 829	86 242
Trade receivables, net	1 098 759	863 808
Accounts receivable, related parties	11 065	4 488
Inventory and spare parts	282 673	291 075
VAT receivable	178 271	191 039
Prepaid expenses and other current assets	612 557	550 170
Total current assets	3 040 957	3 837 648

PROPERTY, PLANT AND EQUIPMENT	8 948 212	8 242 477

INTANGIBLE ASSETS	2 418 220	2 680 034

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	182 149	188 047

OTHER INVESTMENTS	191 437	123 442

OTHER NON CURRENT ASSETS	198 873	255 488

Total assets	$14 979 848	$15 327 136

CURRENT LIABILITIES
Trade accounts payable	743 702	799 128
Accrued expenses and other current liabilities	2 003 603	1 553 034
Accounts payable, related parties	76 980	56 982
Current portion of long-term debt, capital lease obligations	909 511	1 155 691
Total current liabilities	3 733 796	3 564 835

LONG-TERM LIABILITIES
Long-term debt	6 730 790	7 553 983
Capital lease obligations	1 598	5 529
Deferred income taxes	351 289	236 835
Deferred revenue and other long-term liabilities	333 635	314 728
Total long-term liabilities	7 417 312	8 111 075

Total liabilities	11 151 108	11 675 910

Redeemable noncontrolling interests	75 661	80 603

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 2,066,413,562 shares issued as of December 31, 2012 and December 31, 2011 (777,396,505 of which are in the form of ADS as of December 31, 2012 and December 31, 2011)

	50 814	50 814
Treasury stock (77,494,385 and 77,496,725 common shares at cost as of December 31, 2012 and December 31, 2011, respectively)	(992 141)	(992 141)
Additional paid-in capital	97 667	92 720
Accumulated other comprehensive income	(929 764)	(963 992)
Retained earnings	5 418 897	5 294 651
Nonredeemable Noncontrolling interest	107 606	88 571
TOTAL SHAREHOLDERS` EQUITY	3 753 079	3 570 623
Total liabilities and shareholders’ equity	$14 979 848	$15 327 136

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in thousands of US dollars)

	Twelve months ended	Twelve months ended
	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$1 038 460	$1 567 732

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2 274 870	2 335 204
Currency exchange and translation (gain)/loss	(102 786)	130 467
Impairment of goodwill and long-lived assets	627 416	19 015
Debt issuance cost amortization	30 380	28 502
Amortization of deferred connection fees	(73 568)	(96 676)
Equity in net income of associates	(27 929	(49 443)
Inventory obsolescence expense	25 970	30 160
Provision for doubtful accounts	88 325	111 307
Deferred tax loss	58 208	11 548
Other non-cash items	(1 989)	(9 304)

Changes in operating assets and liabilities:
Increase in trade receivables	(273 879)	(212 222)
Increase in inventory	(1 485)	(15 356)
Increase in prepaid expenses and other current assets	(25 426)	(37 715)
Decrease/(increase) in VAT receivable	21 556	(38 087)
Increase in trade accounts payable, accrued liabilities and other current liabilities	269 710	31 545
Increase in provision for claims in Uzbekistan	264 429
Dividends received	44 351	42 328
Net cash provided by operating activities	4 236 613	3 849 005

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(60 933)	(219 474)
Purchases of property, plant and equipment	(2 642 796)	(2 239 787)
Purchases of intangible assets	(259 972)	(344 679)
Proceeds from sale of property, plant and equipment and assets held for sale	12 698	22 554
Purchases of short-term investments	(1 098 833)	(522 969)
Proceeds from sale of short-term investments	993 103	787 957
Purchase of other investments	(66 086)	(51 694)
Proceeds from sale of other investments	64 371	7 485
Investments in and advances to associates		3 000
(Increase)/decrease in restricted cash	(1 761)	2 568
Net cash used in investing activities	(3 060 209)	(2 555 039)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for acquisition of noncontrolling interests in existing subsidiaries and subsidiaries from entities under common control	(8 190)	(864 081)

Contingent consideration paid on acquisition of sudsidiaries	(654)	(13 532)
Proceeds from issuance of notes		228 333
Repurchase of common stock		(67)
Proceeds from sale of treasury shares	19
Proceeds from issuance of common stock		13 442
Repayment of notes	(800 784)	(49 409)
Notes and debt issuance cost		(70 774)
Capital lease obligation principal paid	(6 839)	(9 348)
Dividends paid	(922 935)	(1 239 828)
Cash deconsolidated on the loss of control over Stream	(7 220)
Proceeds from loans	580 015	2 043 521
Loan principal paid	(1 241 033)	(308 565)

Net cash used in financing activities	(2 407 621)	(270 308)

Effect of exchange rate changes on cash and cash equivalents	105 194	(100 526)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(1 126 023)	923 132
CASH AND CASH EQUIVALENTS, at beginning of the year	1 850 826	927 694
CASH AND CASH EQUIVALENTS, at end of the year	724 803	1 850 826

Group financial results for the fourth quarter and full year 2012 Investor conference call – March 19, 2013 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights Key financial and operating results Appendix News summary and recent events Group financial highlights Group balance sheet, Operating and Free Cash Flow Group capital expenditures Group debt Subscriber base dynamics OIBDA margin dynamics Outlook for 2013 3i Strategy Contents 3

Acquired Pilot LLC and TVKiK LLC, providing fixed broadband and pay-TV services in the Kursk Oblast, from private investors. The purchase price, including the net debt of both companies, amounts to 90.7 mln rubles Acquired ZhelGorTeleCom CJSC , the leading fixed broadband provided in Zheleznogorsk, in the Kursk Oblast, from private investors. The purchase price, including net debt, amounts to 152 mln rubles Signed a non-binding indicative offer between MTS, MTS Bank and Sistema JSFC to purchase up to 25.095% stake in MTS Bank through a share issuance for up to 5.09 bln rubles Q4 2012 highlights Group news summary for Q4 2012 and recent events 4

Total Group Revenue (USD mln) Total Group Adjusted OIBDA* (USD mln) +1% +6% -9% -7% +1% -11% *Adjusted OIBDA represents operating income before depreciation and amortization, impairment of long-lived and other assets and provision for claims in Uzbekistan For further information, please see the Appendix for definitions and reconciliations Group financial highlights: Revenue and OIBDA Positive FY 2012 revenue dynamics due to improvement in wireless and wireline subscriber base, growth in sales of handsets and data products Underlying revenue growth mitigated by a 6% decline in the ruble versus the US dollar and the suspension of operations in Uzbekistan in July 2012 Higher year-over-year adjusted OIBDA margin in 2012 due to improved sales & marketing expenses, sustained general & administrative cost controls and increased consumption of higher-margin data services 5 Adjusted OIBDA margin 44.0% 42.8% 41.8% 44.0% 44.0% 40.7% 41.8% 42.6% Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +1% +3% 12 318.7 12 435.7 5 144.1 5 300.1

MTS a step ahead

Group financial highlights: Net Income

Total Group Net Income (USD mln)



+9%
+39%
-13%
361.8
393.5
511.7
(681.8)*
630.0
547.3**
Q3 2011
Q4 2011
Q1 2012
Q2 2012
Q3 2012
Q4 2012
-30%
1 443.9
1 007.3***
2011
2012

	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	2011	2012
Net income margin	11.1%	13.2%	17.0%	n/a	20.1%	17.3%	11.7%	8.1%

*Includes a non-cash impairment for goodwill and long-lived assets of $579 mln and provision for claims in Uzbekistan of $500 mln resulting from the suspension of operations in July 2012

**Includes a non-cash impairment for goodwill and long-lived assets of $31.9 mln and a gain from the reversal of provision for claims in Uzbekistan of $81.7 mln resulting from the suspension of operations in July 2012

Adjusted Net Income (USD mln)



1 007.3***
610.8
418.3
(39.7)
1 996.7
FY2012 Net Income attributable to the Group
Impairment of goodwill and long-lived assets
Provision for claims
Deferred income tax
Adjusted FY2012 Net Income

***Includes a non-cash impairment for goodwill and long-lived assets of $610.8 mln and provision for claims in Uzbekistan of $418.3 mln resulting from the suspension of operations in July 2012

- Year-over-year decrease in net income impacted by the suspension of operations in Uzbekistan in July 2012
- Strong growth in adjusted net income attributable to growth in service revenues, OIBDA cost optimization, improvements in debt portfolio and stable costs below OIBDA

6

Operating cash flow increased 10% in 2012 Free cash flow** grew 25% year-over-year to $1.3 bln despite higher CAPEX spending and on-going M&A activity Stable net debt/ LTM adjusted OIBDA due to improving operating performance and strong debt management practices **See reconciliations of net debt and free cash flow to consolidated financial statements in the appendix; certain figures, like Free Cash Flow, are subject to currency volatility between the US dollar and currencies of those markets where MTS operates Group balance sheet, Operating and Free Cash Flow 7 Balance sheet (USD mln unless noted) As of Dec 31, 2011 As of Dec 31, 2012 Cash and cash equivalents $1 850.8 $724.8 Short-term investments $86.2 $132.8 Total debt $8 715.2 $7 641.9 Long-term debt $7 559.5 $6 732.4 Short-term debt $1 155.7 $909.5 Net debt** $6 778.2 $6 784.3 LTM Adjusted OIBDA $5 144.1 $5 300.1 Net debt/LTM Adjusted OIBDA 1.3x 1.3x Operating and Free Cash Flow (USD mln) 3 592.2 3 617.2 3 849.0 4 236.6 *Includes the sale of Svyazinvest stake for 26 bln rubles

MTS continues investments to improve its wireless and fixed-line networks throughout Russia Continuation of 3G network build-out in Russia with a total of over 28 500 3G base stations Upgrade of 3G base stations to support LTE standard in the Moscow region Continuation of roll-out of GPON project in Moscow with a total of 200 000 households connected and one million households passed Continued modernization of regional fixed-line networks Group capital expenditures 8 2 647.1 2 612.8 2 328.3 2 584.5 Russia 1 784.7 1 389.7 2 260.0 2 245.7 2 664.6 Ukraine 595.6 377.4 154.9 148.0 132.9 Uzbekistan 139.7 460.3 157.9 145.7 81.0 Turkmenistan 58.2 52.4 44.4 n/a 0.4 Armenia 34.6 48.5 29.9 45.0 23.9 Group 2 612.8 2 328.3 2 647.1 2 584.5 2 902.8 - as % of revenue 22.0% 23.7% 23.4% 21.0% 23.3% (in USD mln) 2008 2009 2010 2011 2012 2 902.8 Group capital expenditures (USD mln)

Debt repayment schedule (USD mln) MTS Series 03 and 08 ruble bonds contain put options that can be exercised in June 2013 and in November 2015 respectively. MTS expects the options to be exercised. Total Group Debt = $7.6 bln Net debt/LTM adjusted OIBDA* = 1.3x Group debt at the end of Q4 2012 MTS faces no principal repayments in 2013 and 2014 of major financing instruments Debt composition reflective of the Company’s internal target of maintaining 70% of its portfolio in ruble-denominated instruments 9 218.2 678.8 2 043.6 1 356.5 1 587.1 1 064.8 525.9 **Debt composition by currency includes FOREX hedging in the amount of $278 mln as of Q4 2012 Debt composition by currency Q4 2012** Debt composition by type Q4 2012 Bonds Credit facilities 2% 76% 22% 35% 65% RUB EUR USD 71.5 88.5 *LTM = Last Twelve Months adjusted OIBDA

In Russia, MTS continues to focus on mobile subscriber quality and churn optimization by driving sales through its mono-brand network and motivating third-party dealers to drive top-offs Number of broadband and pay TV subscribers impacted by reconciliation of acquired companies’ subscriber definitions with those of MTS *Numbers were retrospectively restated due to reclassification of subscribers of acquired companies with those of MTS **Including CDMA subscribers ***MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Group subscriber base dynamics during the quarter 10 MTS subscribers (mln unless noted) Q3 2012 Q4 2012 % change Total mobile 99.16 101.02 1.9% Russia: - mobile 70.73 71.23 0.7% - households passed, 000s 11 761 11 723 stable - broadband Internet, 000s* 2 219 2 313 4.2% - pay TV, 000s* 2 952 2 938 -0.5% Ukraine** 20.09 20.71 3.1% Turkmenistan 0.85 1.44 69.4% Armenia 2.35 2.41 2.6% Belarus*** 5.14 5.23 1.8%

MTS a step ahead

Group financial highlights: OIBDA margin dynamics

% Change in Group adjusted OIBDA margin



42.8%
Q4'11
-1.1pp
-0.9pp
-0.6pp
-0.6pp
-0.5pp
-0.4pp
-0.2pp
+2.1pp
40.7%
Q4'12
Expansion of retail network
Suspension of operations in Uzbekistan
Network expenses
Other operating expenses
Growth in social taxes
Commercial expenses
Roll-out of GPON network at MGTS
Growth in data revenues

Improvement in Group adjusted OIBDA margin



41.8%
FY2011
-0.6pp
-0.5pp
-0.4pp
-0.2pp
-0.1pp
+1.4pp
+1.3pp
42.6%
FY2012
Expansion of retail network
Suspension of operations in Uzbekistan
Network expenses
Growth in social taxes
Other operating expenses
Growth in data revenues
Optimization of dealer commissions & adv. expenses

- Year-over-year OIBDA dynamics in Q4 2012 largely driven by strategic moves by Company and one-time write-offs:
  - suspension of operations in higher-margin Uzbekistan market
  - expansion of retail network and write-off of obsolete handsets
  - higher social taxes
  - network deployment
  - charges relating to construction-in-progress at MGTS and higher labor costs related to roll-out of GPON project

- Year-over-year OIBDA growth in 2012 supported by:
  - increase in data usage through broader 3G network build-out and raising smartphone usage
  - reduction of dealer commissions through the implementation of revenue sharing agreements and optimization of advertising expenses

11

MTS a step ahead

Outlook for 2013*



Total Group Revenue*
+7.0%
+5-7%
+5-7% CAGR
2012
2013E
2013-2015E

OIBDA margin	42.6%	≈41-42%	≈41%
	2012	2013E	2013-2015E



Group CAPEX as % of Revenue*
23.0%
≈20%
18-19%
2012
2013E
2013-2015E

*Based on regional currency FOREX rates relative to the US dollar as of March 19, 2013

- Management amends revenue growth guidance to **5-7%** in local currency; Key factors may include:
  - Increase in voice usage through tariffs designed to drive on-net usage and improve customer loyalty
  - Higher sales of handsets and accessories
  - Growth in data revenues through higher penetration of smartphones and modems
  - Macroeconomic developments in core markets
- Guidance for OIBDA margin **≈41-42%,** which reflects both expected growth in service revenues as well as anticipated cost pressures:
  - Higher labor costs due to expansion of retail and fixed-line networks
  - Inflationary pressure in operational expenses
  - Higher sales of handsets and devices
  - Recent changes in group footprint in Central Asia
- CAPEX guidance for FY2013 as percent of revenue of **≈20%** driven by:
  - Launch of roll-out of LTE networks in regions throughout Russia
  - Continued build-out of our GPON network in Moscow
  - Sustained improvements in our 3G networks, including the expansion of IP-connected base stations and enablement of HSPA+ connectivity

12

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits 13

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Armenia Turkmenistan Contents 14

Year-over-year revenue growth as a result of sustained increase in voice and data usage and a higher contribution from retail sales Absolute OIBDA year-over-year improvement indicative of continued cost optimization, change in dealer remuneration policies and increasing share of high-margin data revenues Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) stable +11% -2% -7% +8% -7% Russia financial highlights 15 OIBDA margin 45.1% 43.2% 43.1% 44.6% 45.4% 42.0% 42.6% 43.8% Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +8% +11% 311.9 337.9 132.9 148.0

Fixed Russia Revenue (RUB bln) +3% +15% -5% Russia revenue breakdown Growth in mobile service revenue year-over-year driven by increase in voice and data usage, higher sales of handsets and tablets and subscriber growth Sales of handsets and accessories increased year-over-year driven by seasonal factors, expansion of MTS retail network, a greater share of smartphones in the sales mix, and increased usage of point-of-sale credit for purchases Year-over-year growth in fixed business mainly due to revenue reclassification, as well as growth in wholesale business and the B2B segment 16 Mobile Russia Revenue (RUB bln) stable +12% -4% Incl. sales of handsets & accessories 7.3 6.0 6.0 6.5 8.1 8.1 25.7 28.7 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +9% +6% 259.8 283.6 58.2 61.8

Russia mobile operating indicators ARPU (RUB) MOU (min) -2% +8% -1% +4% +14% +4% 17 Subs, mln 70.1 70.0 69.4 69.6 70.7 71.2 70.0 71.2 Churn rate, % 11.9% 12.3% 11.3% 10.5% 10.3% 11.0% 47.6% 42.4% VAS ARPU 69.7 72.8 81.7 77.5 80.0 90.1 62.6 80.8 - as % of ARPU 24.2% 25.7% 29.1% 26.1% 25.6% 29.4% 22.9% 27.0% APPM 1.06 1.00 0.99 0.96 1.01 0.95 1.01 0.98 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +13% +9% ARPU growth driven by the Company’s on-going efforts to stimulate voice and data usage MOU growth as a result of the Company’s continued focus on increasing voice usage to drive loyalty and increase customer value Decline in churn year-over-year driven by introduction of new dealer commission structure in Q4 2011 and promotion of tariffs designed to stimulate behavior to reduce churn

Russia mobile operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) *Does not include revenue from SMS and data bundles, which is included in airtime revenue +2% +18% -3% +7% +36% +4% +11% +5% +29% 18 Total VAS (RUB mln)* 15 290 16 578 18 264 17 613 18 875 20 256 59 849 75 008 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +11% +34% +25% 16 729 18 597 24 713 33 069 16 906 21 203 Key initiatives included: Launch of tariff plan “MTS Tablet” Launch of tariff plan “BIT + Mobile TV” for unlimited Internet access from phones Joint marketing campaign with HTC offering free credits to spend on data usage to customers purchasing HTC smartphones Sequential increase in content revenues due to seasonal factors and launch of MTS-branded SMS quiz

Russia fixed operating indicators ARPU Residential (RUB) ARPU Corporate (RUB)* +3% stable +2% stable +3% -6% 19 Total households passed, 000s 10 415 11 433 11 448 11 507 11 761 11 723 11 433 11 723 Total BB subs, 000s* 2 032 2 152 2 182 2 231 2 219 2 313 2 152 2 313 Total pay-TV subs, 000s* 2 741 2 987 2 971 2 936 2 952 2 938 2 987 2 938 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 -3% 7 528 7 321 -3% 284 292 ARPU dynamics impacted overall by increased competition in the home broadband market Year-on-year increase in corporate ARPU impacted by M&A activities networks enhancement *Numbers were retrospectively restated due to reclassification of subscribers of acquired companies with those of MTS

MTS retail network development Expansion of the MTS retail network, 2009 – 2012 At the end of Q4 2012, MTS retail network comprised 4 462 stores, including 1 573 franchised outlets. In 2013, MTS will focus on optimization of it retail network and improving points-of-sale efficiency In Q4 2012, smartphones accounted for 29% of total units sold in our retail network In Q4 2012, sales of handsets and accessories went up by 34% year-on-year due to network expansion, rising share of higher-value smartphones and tablets and development of online channel In Q4 2012, sales of handsets were seasonally strong. In Q4 2011, lower total sales resulted from a decrease in low-margin wholesale sales 20 Smartphones* sales and penetration, 2010 – 2012 3 260 3 523 4 147 4 462 *MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux or Bada 2 461

Revenue growth year-on-year driven by growth in active subscriber base and increased adoption of data products OBIDA growth year-over-year driven by focus on increasing customer loyalty, improving customer behavior and optimizing sales and marketing spending Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) -10% +4% -7% -15% +5% -6% 21 OIBDA margin 48.9% 49.6% 47.8% 51.9% 53.1% 50.1% 48.0% 50.8% Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +6% +13% 9 104 9 677 4 369 4 919

Ukraine operating indicators ARPU (UAH) MOU (min) ARPU decline in Q4 2012 attributable to seasonal decline in roaming revenues and increase in lower-value customers MOU remains stable at a high level in Q3 2012 Churn reduction reflective of the focus on boosting subscriber loyalty and retention of higher-value customers -1% +2% -14% -3% -7% +1% 22 *Including CDMA subscribers starting Subs, mln* 19.3 19.5 19.4 19.6 20.1 20.7 19.5 20.7 Churn rate, % 8.1% 8.1% 8.5% 7.7% 9.0% 5.8% 30.7% 30.5% VAS ARPU 11.5 11.8 11.8 11.1 11.8 16.3 11.3 12.6 - as % of ARPU 27.1% 30.5% 31.9% 27.6% 26.9% 42.7% 29.2% 32.1% SAC 64.5 60.4 64.7 61.7 56.7 60.4 65.3 60.5 APPM 0.072 0.065 0.062 0.066 0.072 0.063 0.067 0.066 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +3% stable

Increase in data traffic and messaging revenues resulted from a reclassification of revenues from bundles Key initiatives in Q4 2012: Launch of “Super Internet” data tariff plan Launch of new tariff plans for Blackberry users Launch of regional tariff plans “Internet for kopek” Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) +24% +29% +3% +110% +132% +1% +11% -19% +19% 23 Total VAS (UAH mln) 654 687 691 648 701 996 2 575 3 036 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +12% +43% -8% 935 1 051 683 976 568 521

Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) -8% +6% -9% -14% +12% -19% 24 Decline in revenue quarter-on-quarter due to seasonal factors OIBDA improvement driven by top-line growth and strengthening in overall competitive environment OIBDA margin 57.3% 50.5% 68.0% 52.1% 57.2% 53.4% 53.4% 57.3% Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +4% +11% 74.7 77.6 39.9 44.4

Armenia operating indicators Year-on-year ARPU growth reflective of Company’s efforts to retain and attract higher-value subscribers Higher MOU due to introduction of tariffs designed to promote loyalty Increased customer loyalty and stronger tariff plans allowed company to reduce churn by nearly half ARPU (AMD) MOU (min) +2% -10% +7% -6% stable +16% 25 Subs, 000s 2 461.8 2 377.8 2 230.3 2 314.4 2 353.9 2 405.0 2 377.8 2 405.0 Churn rate, % 10.0% 13.0% 13.2% 8.7% 7.2% 6.7% 39.1% 34.7% SAC 7 625.3 6 595.9 7 248.3 4 572.7 6 294.7 6 332.7 6 995.3 5 909.9 APPM 9.4 8.6 7.6 8.0 8.8 8.0 8.6 8.3 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 2011 2012 +10% 2 541 2 656 +5% 297 328

On August 30, 2012, MTS re-launched its network in Turkmenistan and allowed existing subscribers to re-activate SIM cards On October 1, 2012, MTS began commercial sales of new sim cards In Q4 2012 total revenue reached TMT 27 mln with a positive OIBDA margin of 31.5% Key figures as of Q4 2012: No. of subscribers: 1 439 958 Market share – 32% Turkmenistan highlights Total Turkmenistan OIBDA (TMT mln) Total Turkmenistan Revenue (TMT mln) 26 (10) OIBDA margin n/a 31.5% n/a Q3 2012 Q4 2012 2012 30 (10)

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations 27

MTS a step ahead

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA), OIBDA margin, adjusted OIBDA and adjusted OIBDA margin. OIBDA represents operating income before depreciation and amortization. Adjusted OIBDA represents OIBDA adjusted for the impairment and provision for claims in Uzbekistan. OIBDA margin and adjusted OIBDA margin are defined as OIBDA and adjusted OIBDA as a percentage of our net revenues. OIBDA and adjusted OIBDA may not be similar to OIBDA measures of other companies, are not measurements under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA and adjusted OIBDA provide useful information to investors because they are indicators of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. The impairment and provision for claims in Uzbekistan are also operating costs under generally accepted accounting principles and represent material and unusual changes occurred in Uzbekistan in the current year. Our OIBDA and adjusted OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA and adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q4 2011						Q3 2012						Q4 2012					
USD mln	Group	RUS	UKR	UZB	ARM	TUK	Group	RUS	UKR	UZB	ARM	TUK	Group	RUS	UKR	UZB	ARM	TUK
Operating income	720.0	691.3	60.1	18.2	7.1	-	824.8	806.0	101.7	(18.9)	13.3	(3.3)	806.0	734.1	76.7	53.0	10.0	3.0
Add: D&A	555.6	411.5	83.5	42.5	18.0	-	554.6	445.4	75.4	16.7	17.0	0.0	531.7	458.6	73.4	(16.6)	16.3	0.0
OIBDA	1 275.6	1 102.8	143.7	60.7	25.1	-	1 379.4	1 251.4	177.1	(2.2)	30.3	(3.3)	1 337.7	1 192.7	150.2	36.4	26.3	3.0
Add: Uzbekistan Impairment	-	-	-	-	-	-	-	-	-	-	-	-	31.9	-	-	31.9	-	-
Add: Provision for claims in Uzbekistan	-	-	-	-	-	-	-	-	-	-	-	-	(81.7)	-	-	(81.7)	-	-
Adjusted OIBDA	1 275.6	1 102.8	143.7	60.7	25.1	-	1 379.4	1 251.4	177.1	(2.2)	30.3	(3.3)	1 288.0	1 192.7	150.2	(13.4)	26.3	3.0

	Q4 2011						Q3 2012						Q4 2012					
	Group	RUS	UKR	UZB	ARM	TUK	Group	RUS	UKR	UZB	ARM	TUK	Group	RUS	UKR	UZB	ARM	TUK
Operating margin	24.1%	27.1%	20.8%	15.8%	14.3%	-	26.3%	29.2%	30.5%	(72.6%)	25.0%	n/a	25.4%	25.9%	25.6%	n/a	20.3%	31.5%
Add: D&A	18.6%	16.1%	28.8%	37.0%	36.2%	-	17.7%	16.2%	22.6%	64.0%	32.2%	1.5%	16.8%	16.2%	24.5%	n/a	33.1%	0.1%
OIBDA margin	42.8%	43.2%	49.6%	52.8%	50.5%	-	44.0%	45.4%	53.1%	(8.6%)	57.2%	n/a	42.2%	42.0%	50.1%	n/a	53.4%	31.5%
Add: Uzbekistan Impairment	-	-	-	-	-	-	-	-	-	-	-	-	1.0%	-	-	n/a	-	-
Add: Provision for claims in Uzbekistan	-	-	-	-	-	-	-	-	-	-	-	-	(2.5%)	-	-	n/a	-	-
Adjusted OIBDA margin	42.8%	43.2%	49.6%	52.8%	50.5%	-	44.0%	45.4%	53.1%	(8.6%)	57.2%	n/a	40.7%	42.0%	50.1%	n/a	53.4%	31.5%

28

Appendix – Definitions and Reconciliations Annual adjusted OIBDA can be reconciled to our consolidated statements of operations as follows: 29 2011 2012 USD mln Group RUS UKR UZB ARM TUK Group RUS UKR UZB ARM TUK Operating income 2 808.9 2 774.4 203.6 76.3 24.0 - 1 996.1 2 945.6 307.6 (1 009.9) 43.2 (3.6) Add: D&A 2 335.2 1 752.0 344.7 155.1 83.1 - 2 274.9 1 810.5 307.9 88.7 67.4 0.0 OIBDA 5 144.1 4 526.4 548.3 231.4 107.1 - 4 271.0 4 756.1 615.6 (921.2) 110.6 (3.6) Add: Uzbekistan Impairment - - - - - - 610.8 - - 610.8 - - Add: Provision for claims in Uzbekistan - - - - - - 418.3 - - 418.3 - - Adjusted OIBDA 5 144.1 4 526.4 548.3 231.4 107.1 - 5 300.1 4 756.1 615.6 107.9 110.6 (3.6) 2011 2012 Group RUS UKR UZB ARM TUK Group RUS UKR UZB ARM TUK Operating margin 22.8% 26.1% 17.8% 17.3% 12.0% - 16.1% 27.1% 25.4% (367.9%) 22.4% (33.9%) Add: D&A 19.0% 16.5% 30.2% 35.2% 41.4% - 18.3% 16.7% 25.4% 32.3% 35.0% 0.0% OIBDA margin 41.8% 42.6% 48.0% 52.5% 53.4% - 34.4% 43.8% 50.8% (335.6%) 57.4% (33.9%) Add: Uzbekistan Impairment - - - - - - 4.9% - - 222.5% - - Add: Provision for claims in Uzbekistan - - - - - - 3.3% - - 152.4% - - Adjusted OIBDA margin 41.8% 42.6% 48.0% 52.5% 53.4% - 42.6% 43.8% 50.8% 39.3% 57.4% (33.9%)

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2011 As of Dec 31, 2012 Current portion of LT debt and of capital lease obligations 1 155.7 909.5 LT debt 7 554.0 6 730.8 Capital lease obligations, non-current portion 5.5 1.6 Total debt 8 715.2 7 641.9 Less: Cash and cash equivalents 1 850.8 724.8 ST investments 86.2 132.8 Net debt 6 778.2 6 784.3 Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For the year ended Dec 31, 2011 For the year ended Dec 31, 2012 Net cash provided by operating activities 3 849.0 4 236.6 Less: Purchases of property, plant and equipment (2 239.8) (2 642.8) Purchases of intangible assets (344.7) (260.0) Proceeds from sale of property, plant and equipment 22.6 12.7 Purchases of other investments (51.7) (66.1) Proceeds from sale of other investments 7.5 64.4 Investments in and advances to associates 3.0 - Acquisition of subsidiaries, net of cash acquired (219.5) (60.9) Free cash flow 1 026.4 1 283.9 30

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and Reconciliations 31

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 32

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: March 19, 2013

2